Exhibit 2

[TRANSCRIPT OF EMAIL TO EMPLOYEES ON MARCH 14, 2003]

[CELLSTAR LETTERHEAD]

To:    CellStar Employees

Today CellStar is announcing an important and exciting opportunity for many salaried employees who have CellStar stock options. The management of CellStar recognizes that our stock option program is valuable for our employees. However, with the recent stock market volatility, especially with respect to the wireless sector, many of you hold CellStar stock options with an exercise price that is significantly higher than the current trading price of CellStar’s common stock.

In light of this situation, we are pleased to announce that the Board of Directors of CellStar has authorized a stock option exchange program. This is a voluntary program that will allow CellStar employees to cancel their current stock options with exercise prices of $24.00 or more per share in exchange for new options to be granted by CellStar no earlier than six months and one day after the options are cancelled. CellStar intends to implement the program during the summer of 2003.

The new options will be issued for one-third of the number of shares of the current options, rounded to the nearest share, and will have an exercise price equal to the market value of CellStar common stock on the date of grant. If you choose to participate in this program, you will also be required to exchange all options granted to you within six months prior to the cancellation of your current options, regardless of the exercise price.

You will be receiving detailed information about this program in the summer, including a list of questions and answers about the program. In addition, we will conduct meetings to review the program and address any other issues.

We are excited about this program and hope that it will appropriately align the incentives of our employees by giving them a real stake in CellStar’s future success. Thanks and keep up the great work.

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CellStar Corporation has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, CellStar Corporation will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of CellStar Corporation who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when these become available as they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of CellStar Corporation who are option holders. Additional copies of these documents may be obtained without charge by employees of CellStar Corporation who are option holders by contacting the person specified in these documents when they become available.

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Sincerely,

Elaine Flud Rodriguez

Senior Vice President and General Counsel